UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
    X   Merger
    □   Liquidation
    □   Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
    □   Election of Status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of Fund: Calvert SAGE Fund

3. Securities and Exchange Commission File No.: 811-22212

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
    X   Initial Application
    □   Amendment

5. Address of Principal Executive office (include No. & Street, City, State, Zip Code):
    4550 Montgomery Avenue
    Suite 1000N
    Bethesda, MD 20814

6. Name, address and telephone number of individuals the Commission staff should contact with any questions regarding this form:

    Andrew K. Niebler, Esq.
    Calvert SAGE Fund
    4550 Montgomery Avenue, Suite 1000N
    Bethesda, MD 20814
     (301) 657-7044

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    Vicki Benjamin, Treasurer
    Calvert SAGE Fund
    4550 Montgomery Avenue, Suite 1000N
    Bethesda, MD 20814
    (301) 951-4833

8. Classification of fund (check only one)
    X   Management Company;
    □   Unit investment trust; or
    □   Face amount certificate company.

9. Subclassification if the fund is a management company (check only one):
    X   Open-end
    □   Closed-end

10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts):
      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
       Calvert Investment Management, Inc.
       4550 Montgomery Avenue, Suite 1000N
       Bethesda, MD 20814
12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
       Calvert Investment Distributors, Inc.
       4550 Montgomery Avenue, Suite 1000N
       Bethesda, MD 20814
13. If the fund is a unit investment trust ("UIT") provide:
       (a) Depositor's name(s) and address(es): N/A
       (b) Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
      □   Yes
      X   No
      If Yes, for each UIT state:
             File No.:
             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             X   Yes
             □   No
             If Yes, state the date on which the board vote took place: March 2, 2016
             If No, explain:
       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
             X   Yes
             □   No
             If Yes, state the date on which the shareholder vote took place: Calvert Global Value Fund: June 8, 2016; Calvert Global Equity Income Fund: June 17, 2016
             If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
      X   Yes
      □   No
              (a) If Yes, list the date(s) on which the fund made those distributions: June 24, 2016
              (b) Were the distributions made on the basis of net assets?
      X   Yes
      □   No
              (c) Were the distributions made pro rata based on share ownership?
      X   Yes
      □   No
              (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A
              (e) Liquidations only: N/A
      Were any distributions to shareholders made in kind?
      □   Yes
      □   No
      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: N/A
      Has the fund issued senior securities?
      □   Yes
      □   No
      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?
      X   Yes
      □   No
      If No,
             (a) How many shareholders does the fund have as if the date this form is filed?
             (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
      □   Yes
      X   No
      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)
      □   Yes
      X   No
      If Yes,
             (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
             (b) Why has the fund retained the remaining assets?
             (c) Will the remaining assets be invested in securities?
                  □   Yes
                  □   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
      □   Yes
      X   No
      If Yes,
             (a) Describe the type and amount of each debt or other liability:
             (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:
                (i) Legal expenses: See Attachment B
                (ii) Accounting expenses: See Attachment B
                (iii) Other expenses (list and identify separately): See Attachment B

                (iv) Total expenses (sum of lines (i)-(iii) above): See Attachment B
      (b) How were those expenses allocated? Expenses allocated to the applicable merging Fund.
      (c) Who paid those expenses? See Attachment A
      (d) How did the fund pay for unamortized expenses (if any)? Paid by the surviving Fund.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
      □   Yes
      X   No
      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?
      □   Yes
      X   No
      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
      □   Yes
      X   No
      If Yes, describe the nature and extent those activities:

VI. Mergers Only

26.  (a) State the name of the fund surviving the Merger: Calvert Equity Portfolio, a series of Calvert Social Investment Fund
       (b) State the Investment Company Act file number of the fund surviving the Merger: 811-03334
       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             File Number: 333-210012
             Form: N-14/A
             Filing Date: April 7, 2016
       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Calvert SAGE Fund, (ii) he or she is the Secretary and Vice President of Calvert SAGE Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Andrew K. Niebler
    Andrew K. Niebler
    Vice President and Secretary

Application for Deregistration of Certain Registered Investment Companies - Attachment A

 IV. Information About Event(s) Leading to Request For Deregistration

22. (c)   Each class of shares of Calvert Global Value Fund and Calvert Global Equity Income Fund was subject to a contractual expense limitation and the expense ratio ofeach class, at the time of the reorganization, was higher than the applicable expense ratio. Therefore the reorganization expenses were effectively paid by Calvert Investment Management, Inc., which reimburses Fund expenses that exceed the contractual expense limitation.

Attachment B

SAGE Funds
22. (a) (iii)

Audit	$6,666.67	(KPMG consent for N-14)
Blue Sky	$9,058.06	(Certain states charge a deregistration fee)
BFDS Programming fees	$5,719.16	(Fees to effect the merger transaction)
Accounting expenses	$20,000.00	($10,000 merger fee charge per fund)
Solicitation Fees	$43,490.70	(Computershare Inc.)
Printing & Postage	$26,910.00	(Broadridge, ICE, Inveshare)
Legal expenses:
April 2016 #8210112	$3,510.50	(SAGE Fund only- review of Form N-14)
March 2016 #8208709	$1,608.00	(SAGE Fund only- review of Form N-14)
22. (iv.) Total expenses	$116,963.09

22. (b) Amounts shown in Item 22(a) are the expenses attributable to the reorganization of the SAGE Fund, Inc. (the "Fund").  The Fund had two active series which were reorganized into the acquiring fund along with another affiliated mutual fund of a different corporation. All fees listed, relate to the reorganization of solely the two series of the Fund. The other acquired fund paid for its portion of the reorganizational expenses. These reorganization fees were paid by the Fund and allocated based on either the number of accounts per series or evenly across the three merging funds.